United States securities and exchange commission logo





                            February 11, 2022

       Michael Novogratz
       Chief Executive Officer
       Galaxy Digital Inc.
       300 Vesey Street
       New York, NY 10282

                                                        Re: Galaxy Digital Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 28,
2022
                                                            File No. 333-262378

       Dear Mr. Novogratz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed January 28, 2022

       General

   1. We note that you indicate in footnote 1 of your response to prior comment 4 that your analysis under the
Investment Company Act presumes the completion of the
                                                        reorganization and
reorganization and merger with BitGo. Please provide a revised analysis as applied to
the current facts.
   2. We note that you indicate in response to prior comment 4 that the Company is engaged primarily in
non-investment company businesses related to digital assets through its majority-owned
subsidiaries. Please explain how these are "non-investment company businesses." Please
further explain which digital assets the Company is engaged in, and approximate amounts of
the businesses that relate to the different digital assets.
 Michael Novogratz
Galaxy Digital Inc.
February 11, 2022
Page 2
3. We note that you indicate in response to prior comment 4 that the Company has five business lines, and that it does not emphasize one business line over the other. Please revise your disclosure to explain which business line came first, and the order of evolution among the business lines. In addition, please revise to disclose how officers and directors allocate time among business lines. Please also disclose how income compares across the business lines over time.
4. We note that you state in your response to prior comment 4 that GD LLC is not an investment company because it meets the definition of a market intermediary under section 3(c)(2) of the Investment Company Act. Please supplementally discuss (both in quantitative and qualitative terms) how GD LLC meets the market intermediary definition, including the following:
             Explain how the financial contracts are individually negotiated; Explain which aspects of the financial contract are individually negotiated;
             Provide a breakdown of the various assets held by GD LLC;
             Provide a breakdown of the percentage of transactions which are individually negotiated;
             Provide a breakdown of the percentage of transactions entered into on one side of the market as compared to the other;
             Explain how GD LLC holds out its business to the public and its customers;
             Explain whether GD LLC "regularly engages" in transactions on both sides of the market, and if so, how often transactions are entered into (hourly, daily, monthly, etc.); and
             Explain what criteria GD LLC uses to determine which transactions to enter into.
5. We note your response to prior comment 4. Please provide additional information about the holdings of GBFH LLC. Please also provide additional details about the holdings of each of the subsidiaries of GBFH LLC (and any of their subsidiaries). Please also supplementally explain which assets specifically are included in "digital assets" in response to prior comment 4 with respect to GBFH LLC.
6. Please provide an analysis as to the potential status as an investment company under the
         Investment Company Act of 1940 or as an investment adviser under the Investment
         Advisers Act of 1940 for the following entities: Galaxy Digital Asset Management,
         Galaxy Fund Management, Galaxy Interactive, Galaxy Digital Prime Services LLC,
         Galaxy Digital Principal Investments, and Galaxy Digital Partners LLC.
7. Please explain if Galaxy Digital Principal Investments or Galaxy Digital Partners LLC use
         the advisory services of GDCM LP, and if so how.
8. In your response to prior comment 4 about the investment adviser status of the Company,
FirstName LastNameMichael Novogratz
       you state that the Company holds equity investments. Please further describe which
Comapany   NameGalaxy
       equity investmentsDigital Inc. to, and who, either within the Company or outside of the this refers
       Company,
February  11, 2022makes
                   Page 2decisions about these equity investments.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael  Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022      Digital Inc.
February
Page 3 11, 2022 Page 3
FirstName LastName
9. In footnote 7 to your response to comment 4, you reference several no-action letters to support the proposition that an operating company's management of its own assets does not constitute the provision of advice to others. Several of these letters relate to insurance companies. Please explain why it is appropriate to apply these letters in this context for who is considered the "other."
10. We note your revisions in response to comment 2. Please revise your risk factor disclosure to clarify, if true, that your policies and procedures are intended to enable you to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, and are not legal determinations as to whether a particular digital asset is a security under the federal securities laws.
11. We note your disclosure throughout that you provide institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem. Please define the term "direct clients" on first use and revise to clarify whether any of your clients are retail investors. In addition, we note your disclosure throughout that GDT provides access to over 100 globally traded cryptocurrencies to over 690 unique clients and counterparties across a full suite of service offerings. Please revise your disclosure to explain what you mean by "unique clients."
12. In an appropriate section of your prospectus, please describe in greater detail the procedures that BitGo follows to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in BitGo's business model, including those associated with their policies and procedures for determining that digital assets and other products that BitGo currently offers or may offer in the future are not securities. Please describe the limitations of any policies and procedures BitGo has in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body. Please also describe the specific potential consequences if any of the digital assets or other products that BitGo currently offers or may offer in the future are determined to be securities under U.S. law.
13. We note your disclosure in the risk factor at the bottom of page 140 that BitGo engages in activities with Wrapped Bitcoin ("WBTC"). Please provide a detailed description of:
             The token, including the mechanics of minting and redemption, including whether upon redemption any Bitcoin can be delivered or if the same Bitcoin that was deposited to mint a particular WBTC is delivered;
             The valuation of WBTC and how such valuation is related to the underlying Bitcoin;
              and
             The manner in which the underlying Bitcoin is reserved, including how the Bitcoin is held in custody (e.g., whether it is pooled), how the Bitcoin keys are secured, and what the custodian can do with the reserved Bitcoin. Additionally, please expand your disclosure under the section
"Information About BitGo"
         to describe BitGo's WBTC activities.
 Michael Novogratz
FirstName LastNameMichael  Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022      Digital Inc.
February
Page 4 11, 2022 Page 4
FirstName LastName
14. With respect to BitGo's WBTC activities, please expand to provide risk factor disclosure addressing issues related to a backed digital asset. Without limitation, your disclosure should address the risk of loss associated with the Bitcoin held in reserve, whether due to hacking or some other reason.
15.      With respect to BitGo's WBTC activities, please provide the following:
             Your legal analysis as to whether the WBTC token is a security under Section 2(a)(1)
             of the Securities Act;
             Your legal analysis as to whether the token, if it is not a security, is a swap under the
             Commodity Exchange Act; and
             Your legal analysis as to whether BitGo engages in money services business activities as part of its WBTC business.
16. We note throughout that you refer to both "digital asset trading platforms" and "digital asset exchanges." Please revise to clarify whether each of these terms carries a different definition. If the terms are used interchangeably, please consider revising to refer just to
         "digital asset trading platforms."
17. Please revise to clarify whether GDAM is currently a custodian of digital assets. If so, please explain how they custody such assets.
18. Please revise to clarify whether Portum Capital LLC has been approved by FINRA to do a digital assets business. Additionally, please clarify what role Portum currently serves for
         BitGo. Further, if it trades digital assets, please identify such assets.
19. Please revise to clarify whether, as part of its CMA in 2019, or otherwise, Galaxy Digital
         Partners LLC was approved by FINRA to do a digital assets business. Additionally, please disclose the types of assets it currently trades. Further, if it trades digital assets, please identify such assets.
20. Please revise to clarify whether GDPI is currently a registered as a broker-dealer.
21. We note your response to comment 6. Please provide us with a materially complete description of how the secondary marketplace will operate. Please also expand your legal analysis to address the operation of the secondary marketplace.
Cover Page

22. We note your disclosure that Michael Novogratz is expected to own approximately 62.3%
         of Pubco's voting power immediately following the reorganization and the reorganization merger (or 56.5%, if the BitGo Acquisition is consummated). Please revise to disclose whether you intend to rely on Nasdaq listing standards for a "controlled company."
Basis of Financial Statement Presentation, page i

23. We note your response to prior comment 9. Although it is clear that your proposed acquisition of BitGo is contingent upon the completion of your Reorganization and
         Reorganization Merger, as defined in your submission, it is also clear from disclosure in
 Michael Novogratz
Galaxy Digital Inc.
February 11, 2022
Page 5
         the last paragraph on page 3 that your Reorganization and Reorganization Merger transactions are not conditioned on the the completion of your acquisition of BitGo. In addition, you disclose in the second paragraph on page ii that Galaxy Digital Inc. was formed primarily for the purpose of consummating the Reorganization and Reorganization
         Merger and facilitating the BitGo Acquisition, not solely for the purpose of completing the BitGo Acquisition. Please tell us whether you and your board of directors are required to complete your Reorganization and Reorganization Merger if approved by shareholders even if the BitGo shareholders do not approve the sale to you. If you must complete the
         Reorganization and Reorganization Merger transactions, if approved by shareholders, regardless of the outcome the BitGo shareholder vote, we find it difficult to conclude that
         Galaxy Digital, Inc. was formed solely for the purpose of completing the BitGo
         Acquisition. Depending on your answer to this question either:
             Provide the audited financial statements of Galaxy Digital Inc. as previously requested; or
             Revise your disclosure on page ii to clarify how Galaxy Digital Inc. is formed solely for the purpose of completing your acquisition of BitGo.
A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page v

24. We note that you have included a letter from your founder in the forepart of the prospectus. Please revise your disclosure in the letter to ensure that it provides a balanced view of Galaxy Digital and its business. For example purposes only, please address the most material challenges, obstacles and risks to your business and financial condition, and the impact of those risks to investors, including regulatory uncertainty surrounding digital assets and the likelihood of additional regulatory and legislative action in this regard.
Prospectus Summary
Information about Galaxy Digital
Our Products and Services, page 23

25.    We note the revisions you made on page 24 in response to prior comment
11. Please
       revise to address the following:
           Describe how GDPS holds digital assets in omnibus accounts for the benefit of its clients. Your disclosure should address, without limitation, how ownership of these digital assets is recorded on and/or off the blockchain; Disaggregate the amount of digital assets held in custody by (i)
that held for Galaxy
            (including GDPS) customers, (ii) that held for BitGo customers,
(iii) that held for
            your own account, (iv) that held in omnibus accounts and (v) that held in custodial wallets; and
           Clarify whether the maximum amount of digital assets held in custody for BitGo's
FirstName LastNameMichael        Novogratz
            customers for the nine    month period ended September 30, 2021 was
$35.5 billion, as
Comapany disclosed
            NameGalaxy      Digital
                       on page   24,Inc.
                                     or $45.3 billion as stated in your January
4, 2022 response
February 11,letter.
              2022 Page 5
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael  Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022      Digital Inc.
February
Page 6 11, 2022 Page 6
FirstName LastName
The Cryptoeconomy
Tokenization, page 26

26. On pages 28 and 282, you present four illustrative examples of non-fungible tokens
         (NFTs) owned by Galaxy Digital and its related parties. Your disclosure suggests that each of the NFTs pictured have been sold. If true, please tell us why you believe it is appropriate to depict assets currently owned by others in your prospectus. Please also identify who the related parties are, the nature of your relationship with them, and how that relationship is reflected in your financial statements.
27. Please tell us how you account for the NFTs you own and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:
             The nature of these NFTs;
             Describe the technology underlying them and how it works; and Explain how the technology serves to provide you both control and the benefit of an
             asset.
28. As a follow-up to the preceding comment, please tell us how you are accounting for your minority investment in Candy Digital as identified on page 27, whether that accounting results in Candy Digital's NFT activities being reflected in your financial statements, and if reflected, whether your accounting for the investment depicts their NFT activities in a manner consistent with your accounting policies for NFTs you own.
Our Business Model, page 32

29.      We note the revisions you made beginning on page 288 to prior comment
7. Please revise
         to provide similar disclosure regarding the business conducted by the companies that you have acquired in the Prospectus Summary.
Information about Galaxy Digital
Recent Developments, page 36

30. We note your disclosure on page 211 that GDH LP closed a private offering of $500.0 million of its 3.00% Senior Exchangeable Notes in December 2021. Please expand your disclosure to indicate the exemption from registration claimed and disclose the terms of conversion or exercise of the securities. Please make similar changes elsewhere in the registration statement where this disclosure appears.
Overview of Proposed Transactions, page 39

31. We note your disclosure that Michael Novogratz, the Chief Executive Officer and
         Founder of GDHL, will hold 56.5% of the combined voting power of Pubco's common stock. We note that your chart on page 41 discloses that GGI, which is controlled by Mr.
         Novogratz, will hold 56.3% of the voting interests. Please revise this discrepancy or explain.
 Michael Novogratz
Galaxy Digital Inc.
February 11, 2022
Page 7
Risk Factors, page 60

32. We note your response to prior comment 17 that where you identify an inconsistency in a customer's status as a non-U.S. person or detect potentially suspicious activity based on the customer's trading activity, you may cease trading with a customer while the customer's status is investigated. Please tell us under what conditions you would continue trading with a customer under such circumstances.
A determination that a digital asset is a security for purposes of the federal securities laws could adversely..., page 67

33. We note your disclosure that "the SEC staff has provided informal assurances to a handful of promoters that their digital assets are not securities." Please delete this statement, as we are unaware what this refers to. If this refers to no-action letters, please consider clarifying accordingly.
Risks Related to Cryptocurrencies and Digital Assets, page 85

34. In the risk factors relating to borrowing and lending of digital assets on pages 90 and 91, please expand to disclose that borrowing and lending operations may also be subject to regulatory risk.
If the BitGo Acquisition is consummated, we will be subject to material risks and uncertainties associated with custodying cryptocurrencies., page 139

35. We note your disclosure on page 140 that "BitGo Trust Company, Inc. and BitGo New
         York Trust Company LLC custody fiat currency in an omnibus account, utilizing an FDIC insured sub custodian, Silvergate Bank." Please revise to clarify whether the omnibus account is subject to FDIC insurance. If not, please consider removing the reference to
         "FDIC-insured."
The Proposed Transactions   the Second Merger and the BitGo Acquisition
Background To the BitGo Acquisition, page 178

36. We note your response to prior comment 18. Please expand to disclose the valuations of
         BitGo contemplated in the indications of interest and proposals that BitGo received from
         Companies A, B and C as referenced in the second paragraph on page
180.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Galaxy Digital
Financial Highlights, page 210
FirstName LastNameMichael Novogratz
37. Please tell us which digital assets are included for the purposes of the financial highlights.
Comapany   NameGalaxy
       For instance, does Digital Inc.all of the digital assets listed beginning on page 272?
                           it include
       Additionally,
February 11, 2022 Pageplease
                         7 tell us if it includes any NFTs.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael  Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022      Digital Inc.
February
Page 8 11, 2022 Page 8
FirstName LastName
Non-GAAP Financial Measures, page 215

38. Please revise your submission to remove your non-GAAP net digital asset measure.
         Reflecting the components at fair value is a tailored measurement principle consistent with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations, or
         CDIs, on Non-GAAP Financial Measures. In addition, we note that your non-GAAP net digital asset measure is not reconciled to the most directly comparable financial measure under GAAP as required by Item 10(e)(1)(i)(B) of Regulation S-K and that there is no such GAAP measure.
39. Regarding your non-GAAP adjusted net income, please address the following:
             Revise your submission to remove your adjustments for net digital assets being reflected at fair value as these adjustments are the result of tailored measurement principles under Question 100.04 of the CDIs on Non-GAAP Financial Measures.
             Tell us why it is appropriate to remove the change in fair value of your warranty liability and substantiate why these adjustments are also not the result of a tailored measurement principle.
Components of Results of Operations
Net gain/(loss) on digital assets, page 221

40. Please revise your disclosure here or in liquidity and capital resources to disclose your hedging program effective October 1, 2021 as indicated in your response to prior comment 31. In your revised disclosure indicate the anticipated impact of this program on future results of operations and liquidity.
Quantitative and Qualitative Disclosures About Market Risk
Credit and Counterparty Risk, page 234

41. Please expand to clarify which entity is being referred to in the context of the lending operations discussed here. Additionally, clarify whether the nature of the collateral provided by digital asset borrowers here is the same as that described on the top of page
         271, where you state that GDT "limit[s] the types of collateral it will accept, which typically includes a limited list of the most liquid and largest market capital digital assets such as BTC, ETH and USDC as well as U.S. dollars and fiat."
42. We note your disclosure that you post risk margin with cryptocurrency exchanges to participate in activities within the exchange. Please expand to describe the activities referred to here. Additionally, clarify whether the exchanges referred to are located within the U.S. or elsewhere.
Unaudited Pro Forma Condensed Combined Financial Statements, page 250

43. In the penultimate paragraph on page 250 you indicate that the reorganization is reflected as a transaction under common control or common ownership under ASC 805-50. From the ownership table beginning at the bottom of page 359 now populated, it is apparent that
 Michael Novogratz
FirstName LastNameMichael  Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022      Digital Inc.
February
Page 9 11, 2022 Page 9
FirstName LastName
         Michael Novogratz beneficially owns less than one percent of Galaxy Digital Holdings
         Limited and therefore does not control it. In addition the sections of ASC 805-50 devoted to transactions between entities under common control do not consider mere common ownership. As a result, please tell us why it is appropriate to reflect the reorganization transaction with Galaxy Digital Holdings Limited at book value and reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us how you considered the guidance in ASC
805-50-30-5.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 256

44. In order to help us further evaluate your reclassification adjustment DD in Note 2, please clarify for us the components of your digital asset borrowing activity included within revenue and provide your supporting accounting analysis for why you believe such presentation is appropriate. In your analysis, reconcile for us your conclusion with that described in your November 12, 2021 response to comment 46. In addition, consider the need to disaggregate on the face of your historical statement of comprehensive income the various revenue streams within net gain (loss) on digital assets, to use more appropriate and insightful line item descriptors, and to include in a single location within your historical financial statement Note 2 descriptions of the components of each revenue line item.
45.      In adjustment 4(c) on page 261 you indicate that after the
Reorganization and
         Reorganization Merger you will own approximately 30.1% of GDH LP and the remaining economic interest of approximately 69.9% is held by noncontrolling interest holders.
         Please revise your disclosure to clarify why noncontrolling interests on your pro forma balance sheet reflecting the Reorganization and Reorganization Merger transactions represents approximately 76.7% of total equity and not 69.9%. This comment also applies to your adjustments 7b, 8b, and 9d in your pro forma statements of operations where the income/expense allocation does not appear to agree with the disclosed ownership percentages.
46. In adjustment 6(g) you present a $26,086,000 deferred tax liability related to the step up in book basis in acquired assets and liabilities from the BitGo acquisition over the carryover basis of those assets and liabilities. You also indicate that this deferred tax liability was reduced by a BitGo valuation allowance. As valuation allowances reduce deferred tax assets and not deferred tax liabilities, please provide us your calculation of the $26.1 million deferred tax liability. To the extent that you reverse the BitGo valuation allowance in your acquisition accounting and the resulting deferred tax assets offset the deferred tax liability related to the step up in book basis, revise your disclosure accordingly. Reference for us the authoritative literature you rely upon to support your presentation. Finally, in your response and revised disclosure clarify whether the goodwill recognized is tax deductible.
47. In adjustment 7(a) you indicate that there is no pro forma tax expense in 2020 as Pubco's current taxable income was offset with net operating loss carryforwards generated in
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022       Digital Inc.
February
Page 10 11, 2022 Page 10
FirstName LastName
         historical periods and there is a full valuation allowance against Pubco's remaining deferred tax assets. Please tell us the differences between the tax bases and the reported amounts in the financial statements of Galaxay Digital Holding LP (GDH
LP) at
         September 30, 2021 and revise the historical financial statements to disclose the net basis difference as required by ASC 740-10-50-16. In addition, tell us why a full valuation allowance against the net operating loss carryforwards on a pro forma basis at Pubco before the BitGo acquisition is appropriate given your apparent historic operating income at your predecessor, GDH LP, and therefore why no pro forma tax provision in 2020 is also appropriate. Reference for us the authoritative literature you rely upon to support your presentation.
48. In adjustment 9(c) you disclose that you present no pro forma tax adjustment in the 2021 interim period because BitGo's current taxable income was offset with historical net operating loss carryforwards and that there is a full valuation allowance against
         BitGo's remaining deferred tax assets. Please revise your disclosure to clarify why/how
         BitGo has current taxable income in 2021 when it reflects a significant pre-tax loss. In addition, revise your disclosure in the 2020 period to clarify why the pro forma tax benefit reflected is significantly in excess of the combined state and federal 24% statutory rate you disclose on adjustments 9(a) and 9(b).
49. Please revise your disclosure regarding Note 10 to clarify how you determined the
         "historic" weighted average number of common shares outstanding used in your pro forma loss per share computation. In your disclosure clarify how you determined the number of common shares issued in the Reorganization and Reorganization Merger versus those issued in the BitGo Acquistion.
50.      On page 343 you disclose the existence Tax Receivable Agreements
(TRAs) that will be
         amended to reflect the Reorganization. Please tell us how you accounted for these TRAs historically and your consideration for reflecting them in your pro forma financial statements.
Information About Galaxy Digital
Our Products and Services
Trading, page 268

51. We note your response to prior comment 22. We further note your disclosure in the last paragraph on page 271 that the digital assets you lend and borrow are restricted to digital assets approved for transacting by your internal policies and procedures. If either your lending or borrowing is concentrated among one or more digital assets, please expand to describe such concentrations.
Mining, page 276

52. We note your response to prior comment 26. Please expand your disclosure to address the following:
 Michael Novogratz
Galaxy Digital Inc.
February 11, 2022
Page 11
                Disclose whether you currently hold or monetize the bitcoin you mine, as well as your intentions in this regard;
                Clarify what you mean by the disclosure that "GDM receives regular reports regarding the operations of its accounts;" and
                Explain your miner finance business activity. Without limitation, your disclosure should discuss the financial tools you provide to miners, the "state of the art credit underwriting" you provide and how you select miners.
53. With regard to your mining operations, please revise to address the following:
             Disclose the location of your mining facility;
             Describe your relationship with the third-party data center providers and your right to use the colocation facility;
             Disclose whether you own or lease the hardware and software you use to mine and your practices for replacing and/or upgrading such equipment; and Discuss your access to required energy sources, including clean energy sources.
             Further, identify the sources of energy comprising what you refer to as sustainable power and provide estimates of your sustainable power mix for at least two other comparable points in time.
Principal Investments, page 277

54. We note your disclosure throughout that GDH, LP holds a minority interest in Candy
         Digital. Please revise to disclose the percentage of ownership held. The Cryptoeconomy
Tokenization, page 280

55. In the last paragraph on page 280 you disclose that stablecoins are digital assets pegged to a unit of another currency. You also disclose that stablecoins allow fiat currencies to transact on a blockchain, combining the features of a digital asset with the stability of an underlying fiat currency. In your glossary definition on page 405 you indicate that stablecoins are tokens designed to track an off-chain asset, most commonly U.S. dollars.
       Please address the following:
           Revise your disclosure to clarify what you mean by stablecoins being "pegged to a unit of another currency."
           Revise your glossary definition to clarify what you mean by stablecoins being
            "designed to track an off-chain asset."
           To the extent the stability of stablecoins results from assets held in the issuers'
            segregated accounts backing those stablecoins, revise your disclosure to so state.
FirstName LastNameMichael       Novogratz
             Quantify and describe   the nature of the assets held in the
issuers' segregated accounts
Comapany andNameGalaxy     Digital
                 indicate the      Inc. the issuers may have to change the
composition and
                              discretion
            amounts   of
February 11, 2022 Page 11those assets. Otherwise tell us why such disclosure is not warranted.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022       Digital Inc.
February
Page 12 11, 2022 Page 12
FirstName LastName
Our Business Model
DrawBridge Lending, page 289

56. Please revise to describe the difference between DrawBridge's lending operations and those of Galaxy Digital Trading.
Government Regulation
Broker-Dealer Regulation, page 299

57. If true, please disclose here that GDIB and Portum have not been approved by FINRA to transact in digital asset securities.
Description of Pubco Capital Stock
Common stock   Warrants, page 351

58. We note Section 18(c) of Exhibit 4.1, Form of Warrant to purchase ordinary shares of
         GDHL, provides that parties to the warrant agreement waive their right to a jury trial with respect to any action based upon or arising out of the warrant certificate. Please expand your disclosure to describe this provision. Your description should include, without limitation, disclosing whether the provision extends to federal securities law claims and, if it does, a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If this provision does not extend to claims under the federal securities laws, please also ensure that the provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not extend to claims under the federal securities laws.
         Additionally, please address any uncertainty as to enforceability and disclose whether or not the provision applies to purchasers in secondary transactions. Further, provide related risk factor disclosure, including the risk that these provisions can discourage claims or limit shareholders' ability to bring a claim in a manner that they find favorable.
Exclusive forum, page 358

59. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please make conforming revisions where this disclosure appears elsewhere in the registration statement. In this regard, we note your disclosure that nothing in your "Proposed Charter precludes stockholders that assert claims under the
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Galaxy Digital Inc.
February 11, 2022
Page 13
         Exchange Act from bringing such claims in any court, subject to applicable law."
Beneficial Ownership of Capital Stock, page 359

60. Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholders identified in your table.
Change in Auditors, page 401

61. Please tell us whether BitGo had any disagreements or reportable events, as identified in
         Item 304(a)(1)(v) of Regulation S-K, with Deloitte & Touche LLP during the periods it audited in the filing through the date of your response. If so, provide the disclosures required by Item 304(b) of S-K and Part I.C., Item 17(b)(6) of Form
S-4.
Galaxy Digital Holdings LP
Unaudited Interim Consolidated Financial Statements
Notes to the Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
Staking, page F-9

62. Please revise your disclosure to quantify the amount of staked digital assets at the end of all reporting periods. In addition, provide us your accounting analysis for your staking activities, including from staking activities performed on your own account and any performed on behalf of your customers. Ensure this accounting analysis includes:
             Sufficient background about how the staking procedure works for each blockchain on which you stake (including what is on blockchain versus off-blockchain);
             Discussion of control of the digital assets used as a part or the staking process; and
             An evaluation of the contractual rights that govern your staking activities.
Note 4: Digital Assets
Digital Assets Rollforward, page F-13

63. From the first rollforward on page F-13 it is apparent that your stablecoins holdings had increased significantly to $226.6 million at September 30, 2021 or about 6.2% of total assets at that date. It also appears that intangible assets exceed 5% of total assets.
       Further, while you include parenthetical disclosure on the face quantifying digital assets carried at fair value, the character of the assets as either intangible assets or financial
FirstName LastNameMichael Novogratz
       assets does not appear to be evident from your presentation. Please revise your
Comapany    NameGalaxy
       presentation        Digital
                     to comply      Inc.the guidance in Rules 5-02.15, 5-02.8
and 5-02.17 of
                                 with
       Regulation
February  11, 2022 S-X.
                    Page 13
FirstName LastName
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Comapany11,
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            2022       Digital Inc.
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Note 20: Reportable Segments
Mining, page F-39

64. We note that mining is one of the five complementary businesses you disclose, a reportable segment, and that you anticipate that this revenue stream will be an area of growth over the coming years. Accordingly, please disclose your revenue recognition policy for mining and provide incremental analysis to that provided in response to prior comment 33.
65. In order to help us further evaluate your response to prior comment 33, please address the following additional comments and reference, where applicable, the authoritative literature you rely upon to support your accounting:
             We are unable to reconcile your presentation of mining pool revenues and expenses within "other (expense)/income, net" with the following disclosure that indicates that mining is part of your ordinary activities and as such appear to be revenues and cost of revenues: page 276 that mining is one of your products and services and your statement on page 268, "We operate in the following businesses that complement each other: trading, asset management, investment banking, mining and principal investments." Please revise or advise.
             Reconcile your segment reporting which depicts $2.1 million of operating expenses in the mining segment in the table on page F-40 with your response that your mining revenues and expenses are recorded net in "other (expense)/income, net."
Audited Annual Consolidated Financial Statements
Consolidated Statements of Operations, page F-47

66. Please tell us why digital assets sales revenue, net gain on digital assets, digital assets sales cost and impairment of digital assets in 2020 changed from the amounts previously presented. In your response:
             Tell us whether the changes made are related to the material weaknesses in internal controls over financial reporting identified on page 128 and elsewhere in your submission; and
             Provide the error correction disclosures required by ASC 250-10-50-7 through 50-9, including labeling the 2020 column as restated, or tell us why these disclosures are not required.
Consolidated Statements of Cash Flows, page F-50

67. Please clarify in your disclosure what the line item "digital assets cost of sales adjustment"
         represents.
68. Please explain the difference between the "digital asset receivable" line item presented as an operating activities reconciling item and that presented as a supplemental non-cash activity. In your response, clarify why digital assets receivable is needed as an operating activity reconciling item if they are settled by the receipt of a token or coin and not by the
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Galaxy Digital Inc.
Comapany11,
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            2022       Digital Inc.
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         receipt of cash. In addition, tell us whether your disclosed non-cash activity for digital assets receivables includes any coin for coin trading activity.
69. We note that your supplemental disclosure of noncash investing and financing activities includes payables and receivables related to digital asset trades and that no cash proceeds from such trades are depicted in investing activities. Please clarify for us, and consider the need for revised disclosure indicating, whether digital assets trades are operating or investing activities for purposes of the statement of cash flows and explain to us the basis for your conclusion.
70.      We note that the change in digital assets sold short is a reconciling item in your operating
         activities section while proceeds and purchases of investments sold short are included in investing activities. Please explain to us, and consider the need for revised disclosure indicating the basis for your presentation and provide an accounting analysis citing authoritative guidance in support of your conclusion. In addition, please revise the captions proceeds and purchase of investments sold short in your interim cash flow statements on page F-6 as they appear to be inverted. In this regard, the purchases amount is reflected as a cash inflow and the proceeds amount is reflected as a cash outflow.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition
Digital Asset Sales, page F-54

71. Refer to prior comment 29. Please describe the timing of the settlement of trading transactions relative to the acceptance of the customer's order. For example, explain whether sales are settled immediately or at a later point in time after acceptance of the customer order. Clarify whether the timing is included in your terms and conditions and, provide us your accounting analysis, to what extent, if at all, the timing impacts your accounting for the transactions and your conclusion as to whether between acceptance and settlement you have entered into a contract that meets the definition of a derivative instrument provided in ASC 815-10-15-83, and if so whether you believe an applicable scope exception in Topic 815 exists.
Digital Assets, page F-55

72. Refer to prior comment 30 and your response to comment 41 from our November 5, 2021 letter. Please tell us whether your contract with the counterparty provides that the counterparty may not be required to fulfill a request by you to redeem stablecoins for cash. Consider the need to disclose any such circumstance and provide us citation to the specific contractual provision separately for both USDC and USTC. For each such provision clarify whether the decision to redeem is solely within the control of the counterparty. If the counterparty has an unconditional right not to redeem or to redeem for assets other than cash, tell us how you considered those rights in reaching your conclusion that USDC and USDT are financial assets.
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FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
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            2022       Digital Inc.
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Digital Assets Receivable, page F-56

73. Please provide us with the following additional information regarding your investments in new blockchain companies. Revise your disclosure accordingly. In your response:
             Clarify whether you transfer cash, digital assets, or both to the investee;
             Describe the rights granted to you upon such an investment and whether they represent an equity investment in the investee;
             Your policy disclosure here states that your rights to future digital assets that meet the definition of a derivative are recorded at fair value with changes in fair value recorded in your statement of operations. Disclose when you believe your digital assets receivable meet the definition of a derivative, clarifying what factors would cause some arrangements to meet the definition of a derivative while others would not;
             State the amount of assets related to such investments at September 30, 2021,
             December 31, 2020 and December 31, 2019 and where these assets are recorded on your balance sheets; and
             Tell us what accounting literature you considered when determining that your investment should be reclassified to a digital asset receivable. In this regard, provide us with the journal entries you record at the outset of an investment through when, and if, you receive any tokens. Reference for us the authoritative literature you rely upon to support your accounting.
Note 4: Digital Assets
Digital Assets Custodied and held on Market Centers, page F-68

74. Please tell us why it is appropriate to recognize the cost of digital assets sold on a first-in, first-out basis in two separate pools and reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us your consideration of the guidance in ASC 610-20-32-2.
Digital Assets Rollforward, page F-69

75. We acknowledge your response to prior comment 31 and, upon further consideration, please revise your rollforwards to:
             Replace the gross sales proceeds column with one that reflects the carrying value of digital assets sold (e.g., cos to sales for your indefinite-lived digital intangible assets)
             and indicate in a footnote to the column, if true, that the amounts presented for your digital assets at fair value and stablecoins also represent the gross sales proceeds for each line item or otherwise disclose the gross sales proceeds if not presented elsewhere. In this regard, when digital assets are sold, it is the carrying value of the digital asset that is credited to your digital asset accounts not the sales proceeds.
             Revise the title of the "change in carrying value" column to more accurately reflect the character of the amounts depicted and consider the need to revise the amounts depicted in the column. In this regard, as the general purpose of a rollforward is to
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FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
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            2022       Digital Inc.
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              explain and reconcile the change in carrying value, a reconciling column titled
              "change in carrying value" with amounts depicted that reflect the portion of the changes not explained through other reconciling columns does not achieve this objective.
                Revise footnote 1 to the rollforwards to explain and quantify any differences between amounts depicted in the rollforwards and those on your statements of operations.
Note 5: Digital Assets on Loan and Borrowed, page F-71

76. Refer to prior comment 32 and your response to comment 44 from our November 5, 2021 letter. Please provide us a description of the material terms of your borrowing and lending transactions and associated collateral requirements and a comprehensive analysis of your accounting for them that includes citation to the authoritative literature you rely upon to support your accounting. In your analysis describe the specific contractual terms of each type of transaction and tell us any accounting alternatives you considered and rejected. To the extent your accounting conclusions are derived from legal conclusions you reached, state those conclusions, summarize your legal analysis supporting them, and clarify whether each such conclusion has been addressed by a court of law in the applicable jurisdiction. Finally, consider the need to clarifying disclosure; for example, it is unclear what you mean when you disclose that the borrowing fee is recognized on an accrual basis.
BitGo Holdings, Inc.
Unaudited Interim Financial Statements, page F-99

77. Please revise your submission to include comparable financial statements for nine-month period ended September 30, 2020 as stipulated in Item 17(b)(8) of Form S-4 and reference to Part I of Form 10-Q.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition
Digital Assets Ssales Revenue and Digital Assets Sales Costs, page F-106

78. Please revise MD&A to explain and analyze why BitGo's trading platform revenues and associated costs increased dramatically in 2021 and clarify within its financial statement disclosure where BitGo classified these items in prior financial statements. Also address in your response, and consider the need for revised disclosure describing:
             How BitGo's platform works by explaining the flow of digital assets in a typical sale transaction and the extent to which it involves accounts that are on blockchain or off blockchain;
             The parties to transactions on BitGo's trading platform and identify which ones are customers under ASC 606;
             Why BitGo believes it is the principal in these transactions including, but not limited
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FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022       Digital Inc.
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              to, how many parties there are in the transaction and how BitGo controls the digital assets before they are transferred to the customer; and
                How BitGo manages its digital asset holdings for any particular digital asset.
79. Please describe the timing of the settlement of trading transactions relative to the acceptance of the customer's order. For example, explain whether sales are settled immediately or at a later point in time after acceptance of the customer order. Clarify whether the timing is included in your terms and conditions and, provide us BitGo's accounting analysis, to what extent, if at all, the timing impacts its accounting for the transactions and its conclusion as to whether between acceptance and settlement it has entered into a contract that meets the definition of a derivative instrument provided in
         ASC 815-10-15-83, and if so whether it believes an applicable scope exception in Topic
         815 exists.
Note 8: Stock Option Plan, page F-114

80. We note your disclosure that the intrinsic values at September 30, 2021 in the tables at the bottom of page F-114 and the top of page F-115 are based on your latest 409A value of
         $0.57 per share. As this value is significantly below the effective share price derived from the total consideration to be paid by Galaxy as depicted in Note 3 of the pro forma financial statements on page 260, please revise your disclosure to provide more meaningful aggregate intrinsic values at September 30, 2021 for these two tables.
81. Please tell us whether BitGo has granted any additional stock options or other equity-
         linked awards or instruments after September 30, 2021. If so, tell us the amount of such awards and, if material, revise your subsequent event note to disclose such issuances.
Audited Annual Financial Statements
Notes to Consolidated Financial Statements
Note 1: Description of Business, page F-123

82. Refer to prior comment 34 and your response to comment 47 from our November 5, 2021 letter. Please clarify for us whether BitGo believes the custodied digital assets are isolated and not part of its bankruptcy estate. Please explain the basis for BitGo's belief, summarize its legal analysis supporting this belief, and clarify whether that analysis has been addressed by a court of law in the applicable jurisdiction. Please also tell us who bears the risk of loss if BitGo is unable to retrieve the custodied digital assets due to, for example, security breach, hack, theft, fraud or loss of requisite keys.
Note 2: Summary of Significant Accounting Policies
Digital Intangible Assets, page F-124

83. BitGo discloses that it tests digital assets that are indefinite-lived intangible assets for impairment annually or when evidence of impairment exists. It goes on to indicate that impairment losses are recorded when the carrying value of the digital asset exceeds the
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FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022       Digital Inc.
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         estimated fair value based on the closing price of an exchange during the fiscal year.
         Please tell us how BitGo   s policy complies with the guidance in ASC
350-30-35-18 and
         35-19. In your response specifically explain why the closing price on an exchange is apparently more relevant than the lowest price on the applicable exchange for the specific digital asset. Similarly, please reconcile BitGo's impairment policy on page F104 to the policy and guidance above.
Digital Intangible Asset Loans, page F-124

84. In order to help us further evaluate your response to prior comment 35, please tell us the material contractual terms of each of BitGo's lending and borrowing transactions, including discussion of collateral provisions.
85. Please expand your discussion of BitGo's accounting for lending transactions under ASC
         606 from your response to prior comment 35 to identify the consideration that causes the counterparty to meet the definition of a customer and include your analysis of the repurchase agreement guidance beginning at ASC 606-10-55-66, including, but not limited to, ASC 606-10-55-68. Also, consider the need for revised disclosure.
Digital Intangible Assets - Restricted, page F-125

86. Please more fully describe BitGo's "WBTC service business" and the "merchant issuers of
         WBTC," both of which are referenced in risk factor disclosure about legal, tax, and regulatory risks on page 141, and reconcile for us this characterization with your
         November 12, 2021 response to comment 48 of our November 5, 2021 letter that minting a Wrapped Bitcoin is akin to a digital asset borrowing transaction. As part of your reply, address the following and consider the need for revised disclosure about this business
         (e.g., in the Information About BitGo):
             Summarize the material terms of the WBTC services agreement referenced in your risk factor disclosure on page 141 and provide us a copy of that agreement.
             Describe the nature of the restrictions on the bitcoin BitGo received under the
              Wrapped Bitcoins product and provide accounting analysis supporting BitGo's determination that it should recognize the bitcoin on its balance sheet in light of these restrictions. Clarify for us how this analysis considers the page 141 risk factor disclosure that BitGo holds the Bitcoin underlying WBTC in trust for merchant issuers of WBTC and does not consider itself to be the beneficial owner of such underlying Bitcoin for U.S. federal income tax purposes, but rather to be acting as a custodian, depositary or in a similar capacity with respect to such Bitcoin.
             Explain who bears risk of loss for the bitcoin BitGo receives and more fully describe whether the insurance requirement underlying the Merger Agreement covenant of cooperation with respect to the insurance policy relating to the minting and burning of wrapped bitcoins ("WBTC insurance policy") described on page 202 is meant to mitigate this risk of loss and/or to what extent it relates to the insurance coverage described on page 141 that is intended to protect against a portion of the risk that the
              IRS or another tax authority could take a different position than BitGo.
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FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany11,
February  NameGalaxy
            2022       Digital Inc.
February
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87. In your November 12, 2021 response to comment 48 of our November 5, 2021 letter you indicate that the embedded put option in Wrapped Bitcoins meets the net settlement criteria because the notional amounts of the BTC to be settled by BitGo's counterparties could be liquidated on a digital asset exchange over a reasonable period of time without significantly affecting the price. Please clarify what you mean by a reasonable period of time and provide citation to the specific guidance related to readily convertible to cash on which you relied to reach your conclusion.
Obligation to Return Digital Intangible Assets, page F-125

88. Please provide us a comprehensive analysis of BitGo's accounting for its borrowing transactions and associated collateral requirements that includes citation to the authoritative literature it relies upon to support its accounting. In this analysis, describe the specific contractual terms of each type of transaction.
Revenue Recogntion, page F-126

89. It is our understanding that BitGo performs staking for its own benefit and that it is working on a future product to stake on behalf of customers. On a shareholder conference call on November 15, 2021 your chief information officer indicated that BitGo offers staking itself and in partnership with external partners. Please clarify for us whether
         BitGo currently stakes on behalf of others in addition to staking for its own benefit.
         Regardless, revise BitGo's accounting policies to indicate its accounting policies for staking activities, including how and when it recognizes staking revenue.
90. As a follow-up to the preceding comment, please provide us BitGo's accounting analysis for its staking activities, including from staking activities performed on its own account and any performed on behalf of its customers. Ensure this accounting analysis includes:
             Sufficient background about how the staking procedure works for each blockchain on which BitGo stakes (including what is on blockchain versus off-blockchain);
             Discussion of control of the digital assets used as a part or the staking process; and
             An evaluation of the contractual rights that govern BitGo's staking activities.
Annex CSS: Alternate Pages For Consent Solicitation Statement/Prospectus
Cover Page, page
CS-2

91.      Please revise to address the following:
             Disclose the percentage of Pubco capital stock, and aggregate voting power, that
             BitGo's public shareholders and existing shareholders of Galaxy Digital Inc. are expected to hold immediately following the closing of the merger;
and
             Disclose whether Galaxy Digital Inc. is expected to be a controlled company immediately following the closing of the merger. If so, disclose the controlling shareholder, the percentage of capital stock and aggregate voting power held by such shareholder and state whether the company plans to rely on Nasdaq listing standards for a "controlled company."
 Michael Novogratz
Galaxy Digital Inc.
February 11, 2022
Page 21

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Novogratz
                                                           Division of
Corporation Finance
Comapany NameGalaxy Digital Inc.
                                                           Office of Finance
February 11, 2022 Page 21
cc:       Joseph A. Hall
FirstName LastName